Exhibit 99

February 11, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We would like to inform you that the Reserve Bank of India (“RBI”) vide its letter dated February 10, 2026 (received by the Bank on February 11, 2026) addressed to ICICI Bank Limited (“ICICI”), has accorded its approval to ICICI Prudential Asset Management Company Limited (“ICICI AMC”) along with group entities of ICICI, for acquiring aggregate holding up to 9.95% of the paid-up share capital or voting rights in HDFC Bank Limited (“the Bank”). As per the latest available beneficial positions i.e. as on February 6, 2026, the ICICI group holds 4.07% of the total share capital of the Bank.

The approval has been granted with reference to the application made by ICICI AMC to RBI. The aforesaid approval granted by RBI is subject to the conditions mentioned therein including compliance with the relevant provisions of the Banking Regulation Act, 1949, Reserve Bank of India (Commercial Banks - Acquisition and Holding of Shares or Voting Rights) Directions, 2025, provisions of the Foreign Exchange Management Act, 1999, regulations issued by Securities and Exchange Board of India, and any other statutes, regulations and guidelines, as applicable.

In case if ICICI AMC fails to acquire the aforesaid major shareholding in the Bank within a period of one year from the date of the RBI letter, the approval granted by RBI shall stand cancelled. Further, ICICI (along with its group entities) must ensure that the aggregate holding in the Bank does not exceed 9.95% of the paid-up share capital or voting rights of the Bank at all times. Also, if the aggregate holding of ICICI (along with its group entities) falls below 5% at any point of time, prior approval of RBI will be required to increase it to 5% or more of the paid-up share capital or voting rights of the Bank.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight